Exhibit 1

BUSINESS NEWS

BVR Systems Awarded a $5,000,000 Order from an International Customer

Rosh Ha’ayin, Israel – September 24, 2009 – BVR Systems (1998) Ltd. (OTCBB: BVRSF.OB), today announced the award of a contract, valued at 5.0 million US dollars, for the integration of its EHUD Air Combat Maneuvering Instrumentation (ACMI) system to an Electronic Warfare Training Center (EWTS) for an international customer.

The integrated systems will use an already in service BVR supplied ACMI system for real-time, autonomous networked combat training and debriefing in conjunction with the customer’s newly to be developed EW range. The new solution will enable the user to perform joint training exercise against the EW threats, as well as monitoring, controlling and debriefing the exercises with the ACMI ground stations.

BVR Systems’ CEO, Ilan Gillies commented: “The new award is our first order with this major international integrator. This new contract emphasizes BVR’s leading position in live networked training”.

To date, 18 leading air forces from four continents, amongst them many NATO countries, have chosen the EHUD ACMI solution.

BVR Systems (1998) Ltd. is a world leader in advanced defense training and simulation systems. The Company offers highly efficient, cost-effective solutions to the simulation, training and debriefing needs of modern air, sea and ground forces. For more information visit the Company’s web site at http://www.bvrsystems.com.

This press release may contain forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on the current expectations of the management of BVR only, and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: changes in technology and market requirements; decline in demand for BVR’s products; inability to timely develop and introduce new technologies, products and applications; loss of market share and pressure on pricing resulting from competition, which could cause the actual results or performance of BVR to differ materially from those contemplated in such forward-looking statements. BVR undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. For a more detailed description of the risk and uncertainties affecting BVR, reference is made to BVR’s reports filed from time to time with the Securities and Exchange Commission.

Contacts:
Ilan Gillies
BVR Systems (1998) Ltd.
Tel. +972-3-900-8000